EXHIBIT 99.1

HEXO Corp provides corporate update

OTTAWA, Feb. 07, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) wishes to announce two corporate developments. HEXO has changed its auditor from MNP LLP to PricewaterhouseCoopers LLP effective January 31, 2020. In addition, Nathalie Bourque is resigning from HEXO’s Board of Directors, effective today.

HEXO has changed its auditor from MNP LLP to PricewaterhouseCoopers LLP. The resignation of MNP LLP and the appointment of PricewaterhouseCoopers LLP have been considered and approved by the Company’s Audit Committee and Board of Directors. In accordance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations, a change of auditor notice and related materials have been filed under HEXO’s profile on SEDAR. There were no “reportable events” (within the meaning of National Instrument 51-102) involving MNP LLP.

Nathalie Bourque is resigning from HEXO’s Board of Directors, effective today.

“I would like to take this opportunity to thank Nathalie Bourque for over two years of service on HEXO’s Board of Directors,” said HEXO CEO and co-founder Sebastien St-Louis. “Nathalie’s extensive experience in communications, public affairs and investor relations across financial, biopharmaceutical, retail and entertainment industries were an invaluable contribution to HEXO as we entered the legal adult-use market and grew exponentially.”

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com